VIRALYTICS LTD
ONCOLYTIC VIRUSES



10015375

10 March 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

3/19

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia


VIRALYTICS
OTC: VRACY
ASX: VLA



Oncolytic Virotherapy

BIO-Europe
partneringONE Presentation
Spring 2010

Bryan Dulhunty
Managing Director

www.viralytics.com

Oncolytic Virotherapy - Targeted Cancer Therapy

Disclaimer

This presentation contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of Viralytics' future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, sales of CAVATAK™ products; development and commercialization of the Company's product portfolio; development or acquisition of additional products; and other risks and uncertainties. Viralytics undertakes no duty to update any of these forward-looking statements to confirm them to actual results.

Presentation Topics

Oncolytic Virotherapy rapid progress to Commercial product

- Benefits of Virotherapy
- Recent Clinical Developments
  - Three phase III USA/Europe based trials recently announced
- Rapidly emerging commercial interest
  - 3rd largest VC biotech funding raising in 2009 completed by a Oncolytic Virotherapy company

Viralytics

- Company Overview
- Phase II IND application preparation

Investment rational – Virotherapy and Viralytics

Viralytics commercialization path and funding

Oncolytic Virotherapy

What is Oncolytic Virotherapy?

Oncolytic Virotherapy is the treatment of cancer by infecting cancer cells with virus that results in the destruction of those cancer cells

Why use Oncolytic Virotherapy as a treatment

- Potential to be very well tolerated by patients with a therapeutic index in some cases up to 100,000 times better than existing treatments

- Potential capacity to offer therapy to patients resistant to existing treatments



Vaccinia virus



Herpesvirus



Adenovirus



Reovirus



Coxsackievirus

—
25nm

Virotherapy - Clinical Development

3 Phase III trials announced

-Rapid progress being made to the first Western world's commercial product.

Why is the clinical development now occurring so rapidly?

-Established Safety profile in a range of viruses.

-Quality Phase II data in a range of viruses.

-Substantial funding now flowing to the development of Oncolytic viruses as a result of the developing safety profile and positive clinical trial data.



Current Industry Structure – Major players

Company	Virus	Background	Market Value/Funding (estimate)	Stage of Development
Oncolytics Biotech Inc (Calgary, Canada)	Reolysin (Reovirus)	Public Listed	> $160m USD Mkt Value - March 2 10	**Phase III** Head and Neck, Phase II Lung, Pancreatic Ovarian, Melanoma, Glioma
Crusade Labs (Scotand, UK)	HSV1716 (GM Herpes Simplex Virus)	**Private**	Not Available	**Phase II/III** Glioblastoma
Biovex Inc (MA, USA)	Oncovex (GM Herpes Simplex Virus)	**Private**	> $70m USD fund raise for Phase III trial	**Phase III** Melanoma **Phase III** Head and Neck
Jennerex (CA, USA)	JX-594 (GM Vaccina Virus)	**Private**	$8.3m USD Series B Series A N/A	**Phase II** Melanoma & Head an Neck.
Medigene (Germany)	NV1020 (GM Herpes Simplex Virus)	Public Listed **Multi-product**	Not Applicable	**Phase II** Colon/Liver
Wellstat Biologics Corp (MA, USA)	PV701 (Newcastle Disease Virus)	**Private**	Not Available	**Phase II** Colorectal & Cervical cancer

Virotherapy Funding

Substantial money is now moving into the industry as evidenced by recent fund raisings - In a tough global climate a private US based Oncolytic Virotherapy company raised US$70m to conduct Phase III trials

This was the third largest amount raised from VC companies by any biotech in 2009



Market value of Oncolytic Virotherapy companies is increasing

There are 2 listed companies focusing on Virotherapy

-Viralytics preparing lodgment of IND for Phase II trials - market cap **Euro $13.4m or $ $US18.5m**

-One Nasdaq listed Company starting Phase III trials – market cap of **Euro $120m or $US162m**

Viralytics Technology

Viralytics Oncolytic viruses

- **CAVATAK™** - naturally occurring, genetically unaltered Coxsackievirus A21 (CAVATAK™) targeting the ICAM -1 receptor dominant on metastatic cancer
- **EVATAK** - naturally occurring, genetically unaltered echovirus type 1 targeting integrin $\alpha 2\beta 1$



3D image of Coxsackievirus A21 (CAVATAK™)

Viralytics Intellectual Property

- Broad patents granted in US and Europe and many other countries. Five patent families have patent applications pending.

Viralytics Company Overview

- **Phase II IND application** process underway for lead product CAVATAK™
- **Phase I trial program** focused on solid tumours – Breast, Prostate, Melanoma and Head and Neck cancer using both Intratumoral and Intravenous routes of administration



----release of new virus

- **International Research Collaboration** – glioblastomas
- **Acquired the Intellectual Property** from the University of Newcastle, Australia and Professor Darren Shafren in 2004

Viralytics Company Overview

- **Headquartered** in Sydney, Australia
- **Staffing** full time 12 employees/contractors
- **US centric operations**
  - 2 US based commercial directors
  - US based GMP CAVATAK manufacture
  - IND application being lodged to permit US based Phase II trial



The research facilities leased by Viralytics at the University of Newcastle.

- **Listed** on the Australia Securities Exchange (VLA) and is quoted on the OTC market (VRACY). 12 month average daily share volume 9m
- **Market Capitalization:** 2 March 2010 - Euro $13.2m, US$ 18.5
- **Funding** = access to 2 years of funding

Phase I Melanoma Trials Results - Reason to progress to Phase II trial

Promising Phase I trial results

Injected Tumour Response	Trial X01/X02 (n=5)	Trial X-03 (n=9)	% Patients
Reduction	2[a]	3[b]	35.7
Stable	1[c]	2[c]	21.4
Progressive	2[d]	4[d]	42.9
Reduction + Stable			57.1%

a) Reduction=decrease in longest diameter ≥20% (calipers) or visual tumour flattening

b) Reduction= transient decrease in volume ≥25% (ultrasound)

c) Stable= decrease in tumour volume of <25% or <20% increase in tumour volume (ultrasound)

d) Progressive= increase in tumour volume of >20% (ultrasound)

Reasons to invest in Virotherapy

- **Value Investing**
  Clinical development: One trial away from the Western World's first Oncolytic virotherapy commercial product.
  Funding: Substantial money is starting to flow into the field



- **Emerging evidence of synergies** with existing Cancer Therapies.

- **Limited investment opportunities** due to limited number of potential viruses that can be developed

- **Limited investment opportunities as there are only two listed companies**

- **Growth in market/Unmet Product Need**

Reasons to invest in Viralytics

Scientific Credibility

Professor Shafren has a history of publication in respected international journals.

Peer review example - **Lancer Oncology Journal 2004** – quote from Professor John Bell a respected Oncolytic Virotherapy expert said, when discussing the Coxsackievirus A21 and a pre-clinical publication by Professor Shafren.

"This is probably the lowest dose of virus administered that has had therapeutic benefit in an animal model that I have seen published"

Intravenous saline



Intravenous CAVATAK



Reasons to invest in Viralytics

Clinical Credibility

Phase II trial – US clinical development path. An IND application is currently being prepared. The proposed trial is a randomized controlled Phase II trial in late stage melanoma patients.

Phase I trials complete- Phase I late stage melanoma patient data comparable to early stage data generated by companies now in Phase III trials.

Phase I trials underway in other indications at 6 hospital sites in Australia expected to be completed this year



VIRALYTICS
ONCOLYTIC VIRUSES

Reasons to invest in Viralytics

Commercial Credibility

The Team

Board - Highly experienced and qualified Board of 4 with specialties in international financing, large pharmaceutical marketing, and clinical research

SAB – Internationally renown members on the SAB

Management - Lean management team, focused on delivery of a commercially directed clinical program.



VIRALYTICS
ONCOLYTIC VIRUSES

Milestones for the Year Ahead

IND – Phase II Trial

- Pre-IND Meeting
- IND Application
- Phase II Efficacy Study commenced

Phase I Trials to complete

- Head and Neck cancer trial
- Melanoma, Breast and Prostate cancer trial
- New Phase I trials in other cancer indications

Development of Pre-clinical Brain Cancer Study

Licensing

- Develop opportunities based on growth of Virotherapy and Viralytics



Viralytics Commercialization and funding path

- **License product at end of Phase II trials**
  - to a 3rd party with capacity to rapidly conduct Phase III cancer trials and allow access to a world wide cancer product distribution chain

  - Immediately enter into discussions with potential partners to ensure that we will deliver what our customer will want at the end of a Phase II trial and not what WE think they may want.



- **Investors**
  - We are actively looking to add 2 substantial biotech investors to our share register. We are considering investments of up to Euro $2.2m or $US 3m

Conclusion

- **3 Phase III virotherapy trials announced** – one trial away from first commercial product



- **Limited ability to invest in the field of Virotherapy**

- **Risk/Reward**

  Market value of Oncolytic Virotherapy companies is increasing

  There are 2 listed companies focusing on Virotherapy

  Viralytics preparing lodgment of IND for Phase II trials - market cap **Euro $13.4m or $ $US18.5m**

  One Nasdaq listed Company starting Phase III trials – market cap of **Euro $120m or $US162m**

Contact Us

Mr. Bryan Dulhunty
Managing Director & CEO

Viralytics Limited
1b Level 2, 55 Grandview Street
Pymble NSW 2073
Australia

Phone: +61 2 9988 4000
Fax: +61 2 9988 0999

Email: bryan.dulhunty@viralytics.com
Web: www.viralytics.com

VIRALYTICS LTD
INSURANCE PREMIUM FUNDING
CGU Business Insurance
Policy No: 15T4928129
30-Jun-10
A/c # 2-1234

	$
Initial Loan Financed 1/12/09	**4,701.33**
Ist Instalment paid 23/12/09	-470.14
2nd Instalment paid 20/1/10	-470.14
3rd Instalment due 19/2/10	-470.14
4th instalment due 20/3/10	
5th instalment due 20/4/10	
6th instalment due 20/5/10	
7th instalment due 20/6/10	
8th instalment due 20/7/10	
9th instalment due 20/8/10	
10th instalment due 20/9/10	
Balance at 28 February 2010	**3,290.91**

Finance and Repayment Detail

Amount financed			4,701.33
Credit charges			442.83
Application fee			50.00
Total to be repaid			**5,194.16**
To be paid in 10 instalments			**514.42**
First instalment due 20/12/09			564.42
Last payment due 20/9/10			514.42

Entries to be made:

Bank	1-1111		514.42
Insurance premium funding - Pacific	2-1234	-	470.14
Interest	9-1000	-	44.28

Initial entry to set up loan:

Prepayments	1-2100	5,194.16
Insurance premium funding - Pacific	2-1234	5,194.16